[FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP LETTERHEAD]

Fried, Frank, Harris, Shriver & Jacobson LLP

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Washington, DC 20006
Tel: +1.202.639.7000
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www.friedfrank.com

January 26, 2024

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	FrontView REIT, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-11
Confidentially Submitted December 13, 2023
CIK No. 0001988494

Ladies and Gentlemen:

This letter sets forth the response of FrontView REIT, Inc. (the “Company”), to the comment letter, dated December 22, 2023 of the staff of the Division of Corporate Finance (the “Staff”) with respect to Amendment No. 2 to the Company’s draft Registration Statement on Form S-11 (“Amendment No. 1”), confidentially submitted on December 13, 2023. This letter is being submitted confidentially with Amendment No. 3 to the Draft Registration Statement on Form S-11 (“Amendment No. 3”).

Your numbered comment with respect to Amendment No. 3 is reproduced below in bold text. The Company’s response thereto is set forth immediately following the reproduced comment to which it relates. All references to page numbers in the Company’s response are to the page numbers in Amendment No. 3. Capitalized terms used herein without definition have the meanings given in Amendment No. 3.

Amendment No. 2 to Draft Registration Statement on Form S-11

Dilution, page 58

1.
We note your revision to your dilution table on page 58 to aggregate the increase in pro forma net tangible book value per share attributable to the REIT Contribution Transactions and Internalization with decrease in pro forma net tangible book value per share attributable to the offering. Please revise to disaggregate the impact of the REIT Contribution Transactions and Internalization from the impact from the offering, or advise. Please refer to Item 506 of Regulation S-K

In response to the Staff’s comment, the Company has revised the disclosure on page 58 of Amendment No. 3.

If you have any questions or comments concerning this submission, please do not hesitate to contact me at (202) 639-7486.

Very truly yours,

/s/ Stuart A. Barr
Stuart A. Barr

cc:          FrontView REIT, Inc.

Stephen Preston
Co-Chief Executive Officer and Co-President

Randall Starr
Co-Chief Executive Officer and Co-President